                                                                       Exhibit 3

              MARKETING SERVICES AND TECHNICAL ASSISTANCE AGREEMENT

     THIS MARKETING SERVICES AND TECHNICAL ASSISTANCE AGREEMENT (the "Agreement") is made and entered into as of the 15th day of February, 1995 by and between DAKOTA SERVICES, INC. ("DAKOTA"), a Florida corporation with its principal place of business at 1200 S. Pine Island Road, Suite 700, Plantation, Florida 33324 and STANDARD BRANDS PAINT COMPANY ("STANDARD"), a Delaware corporation with its principal place of business at 4300 West 190th Street, Torrence, California 90509-2956.


     WHEREAS,

          As of the date hereof, STANDARD and Corimon, S.A.C.A. and Corimon Corporation (collectively, "CORIMON"), each an affiliate of DAKOTA, are entering into a certain investment agreement and related agreements (collectively, the "Investment Agreements") in connection with the investment by CORIMON in STANDARD;

          DAKOTA possesses valuable technical information and expertise which generally pertains to the procurement of materials and services, market research, marketing and sales service, and the manufacturing process for paint and coating products;

          The board of directors of STANDARD considers it in the best interests of STANDARD to obtain the benefit of DAKOTA's expertise and experience during the period between the funding and the closing under the Investment Agreements (the date on which the closing under the Investment Agreements occurs being hereinafter referred to as the "Investment Agreement Closing Date") and accordingly desires to enter into this contract with DAKOTA;

          STANDARD understands that DAKOTA may recommend substantial changes in the operation of STANDARD; and

          DAKOTA is willing to grant, and STANDARD desires to acquire, rights to use DAKOTA's technical information and expertise, in accordance with the terms and conditions hereinafter set forth;

          NOW, THEREFORE, in consideration of the premises and mutual premises, terms and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties do hereby agree as follows:

I.   DEFINITIONS

     As used herein, the following terms shall have the following definitions.

     1.1 ADVISORY SERVICES. "Advisory Services" means those marketing, strategic planning, consulting and technical advisory services identified in Attachment A.

     1.2 AFFILIATES. "Affiliates" of a party hereto shall mean (i) companies at least a majority of whose voting shares are now or hereafter owned or controlled directly or indirectly by such party; (ii) companies at least a majority of whose voting shares are now or hereafter owned or controlled by the same company that owns or controls, either directly or indirectly, a majority of shares of the party; and (iii) companies a majority of whose voting shares are now or hereafter owned or controlled directly or indirectly by any company mentioned in (i) or (ii) of this definition. An Affiliate shall be considered an "Affiliate" for only so long as such ownership or control exists.

     1.3 BUSINESS DAY. "Business Day" shall mean a day on which banks are open for business in both Los Angeles, California, and Miami, Florida.

     1.4   DOLLARS.  "Dollars" or "$" shall mean lawful money of the United
States.

     1.5 EFFECTIVE DATE. "Effective Date" shall mean the of the date on which DAKOTA and STANDARD execute this Agreement.

     1.6 PROPRIETARY INFORMATION. "Proprietary Information" shall mean: (i) information provided to one party by the other party (A) in writing, which has been annotated by an appropriate legend, stamp or other positive written identification, or (B) orally, which is then promptly confirmed and duplicated by a written memorandum annotated as described in (A) above; or (ii) observations made by one party of the other party's facilities, equipment, products or Proprietary Information.

     1.7 INVESTMENT AGREEMENTS. "Investment Agreements" shall have the meaning ascribed to that term in the recitals hereof.

     1.8 TECHNICAL ASSISTANCE FEE. "Technical Assistance Fee" shall mean the minimum monthly fee established in Part I of Attachment B of this Agreement plus all additional fees corresponding to (a) technical man hours provided by DAKOTA at the respective per hour rate specified in Part II of Attachment B and (b) supplemental support services requested by STANDARD and charged at the standard rates imposed by DAKOTA.

     1.9 TECHNICAL INFORMATION. "Technical Information" shall mean all trade secrets, know-how, computer software (including copyrights in said software), knowledge, technology, means, methods, processes, practices, formulas, techniques, procedures, technical assistance, designs, drawings, written and oral recitations of data, specifications, manufacturing procedures, and other valuable information of whatever nature, whether confidential or not, and whether proprietary or not, which DAKOTA provides to STANDARD pursuant to this Agreement or otherwise.

     1.10  UNITED STATES.  "United States" shall mean the United States of
America.


II.  SCOPE OF SERVICES PROVIDED BY DAKOTA

     Subject to all of the terms and conditions set forth in this Agreement:

     2.1   MARKETING AND TECHNICAL SERVICES

           (a) DAKOTA agrees to have available, at all times during the term of this Agreement, the necessary resources and personnel to provide to STANDARD all of the Advisory Services.

           (b) DAKOTA agrees to provide to STANDARD, within a reasonable time period following the request by STANDARD, all Advisory Services and all associated Technical Information.

           (c) DAKOTA agrees to provide to STANDARD all Technical Information relevant to the current or proposed operations of STANDARD or its Affiliates.

           STANDARD may not use or disclose, directly or indirectly the Advisory Services or the Technical Information received from DAKOTA, other than as provided for within this Agreement, provided, however, that nothing in this Agreement will prohibit STANDARD from disclosing Technical Information or using and applying the Advisory Services to its Affiliates.

     2.2   USE OF TECHNICAL INFORMATION BY STANDARD.

           (a) During the term of this Agreement, STANDARD shall have the right to use the Technical Information and the Advisory Services in connection with the marketing and sales activities, the manufacturing operations and the business development of STANDARD and any or all of its Affiliates.

           (b) After the term of this Agreement, STANDARD and any of its Affiliates shall have the right to use the Technical Information.

     2.3 NO RIGHTS BY IMPLICATION. No rights or licenses are granted or deemed granted hereunder or in connection herewith, other than those rights or licenses expressly granted in this Agreement. Without limiting the generality of the foregoing: (a) nothing contained herein shall be construed as granting or implying a license under any patent or patent application; and (b) disclosure of Proprietary Information pursuant to this Agreement shall not be construed as granting any right of ownership of such Proprietary Information to the receiving party.

     2.4 SOFTWARE PROGRAMS. Performance of the tasks described in Attachment A hereto may involve the use of software programs developed at private expense and which are proprietary to DAKOTA. Such programs are not available to either domestic or foreign firms. Nothing contained herein shall be construed as granting or implying any license or other right of ownership or use over such software programs to STANDARD.

     2.5   NATURE OF INFORMATION TO BE PROVIDED.

     Notwithstanding anything contained in this Agreement to the contrary all information to be provided by DAKOTA to STANDARD pursuant to this Agreement shall be in English and shall be expressed in such weights and measures as are customarily used by DAKOTA for such information.


III. PAYMENTS

     3.1 PAYMENT OF TECHNICAL ASSISTANCE FEE. STANDARD shall pay DAKOTA the Technical Assistance Fee for the Advisory Services and the Technical Information provided to STANDARD hereunder, as follows:

           (a) On the last day of each calendar month during the term of the Agreement, STANDARD shall pay the minimum monthly fee stipulated in Part I of Attachment B of this Agreement. The full amount of the minimum monthly fee paid each month by STANDARD to DAKOTA pursuant to this Section 3.1(a) shall be creditable against any fees payable by STANDARD to DAKOTA with respect to the same calendar month in accordance with Section 3.1(b) hereof;

           (b) in accordance with the following schedule, STANDARD shall pay all fees for Advisory Services incurred during each calendar month according to the per hour rates stipulated in Part II of Attachment B of this Agreement:

                (i) Within the first 10 days of each calendar month during the term of the Agreement, DAKOTA shall provide STANDARD with a monthly invoice that shall contain (A) a general description of the Advisory Services provided by DAKOTA to STANDARD during the immediately preceding calendar month, (B) the names of the DAKOTA personnel that performed such Advisory Services, (C) the aggregate number of man hours incurred by all the DAKOTA personnel in connection with the performance of such Advisory Services, and (D) the corresponding aggregate charge calculated in accordance with the applicable per hour rates stipulated in Part II of Attachment B of this Agreement;

                (ii) STANDARD shall submit full payment of all invoiced fees within 10 days of receipt of the invoice.

     3.2 FEE NOT REFUNDABLE OR REDUCIBLE. The Technical Assistance Fee shall not be refundable to STANDARD under any circumstances whatsoever. No part of the Technical Assistance Fee may be reduced due to any counterclaim, set-off, adjustment or other right which STANDARD might have against DAKOTA, any other party or otherwise.

     3.3   METHOD OF PAYMENT.

           (a) All payments under Section 3.1 hereof shall be made in Dollars, by wire transfer, to such bank or account in the United States as DAKOTA may from time to time designate in writing.

           (b) Whenever any payment hereunder shall be stated to be due on a day which is not a Business Day, such payment shall be made on the immediately succeeding Business Day.

           (c) Payments hereunder shall be considered to be made as of the day on which they are received by DAKOTA's bank in the United States.

           (d) STANDARD shall be responsible at its own cost for all United States taxes (other than income taxes or other taxes imposed upon DAKOTA or its Affiliates and measured by the gross or net income of DAKOTA and its Affiliates) incident to DAKOTA's rendering of services and granting of rights hereunder.


IV.  PROPRIETARY INFORMATION

     4.1 CONFIDENTIALITY MAINTAINED. STANDARD and DAKOTA agree that each of them has a proprietary interest in their respective Proprietary Information. All disclosures to either party, its agents and employees shall be held in strict confidence by such party, its agents and employees, for the purposes of such party's business only as limited by the terms and conditions hereof, and such party shall disclose such Proprietary Information only to those of its agents and employees to whom it is necessary in order properly to carry out their duties as limited by the terms and conditions hereof.

     4.2 NON-USE AFTER TERMINATION. Neither party shall use the Proprietary Information of the other party after termination or expiration of this Agreement (except as STANDARD is permitted to use such information pursuant to Section 2.2(b) hereof). Each party shall, at its expense, return the other party's Proprietary Information to such other party as soon as practicable after the date of such termination or expiration of this Agreement. All such Proprietary Information shall remain the exclusive property of the providing party during the term of this Agreement and thereafter.

     4.3 NON-USE FOR OTHER PRODUCTS. Each party agrees that it shall not, during the term of this Agreement or thereafter, knowingly use any Proprietary Information of the other party in connection with non-paint or coating products.

     4.4 CONSULTANTS AND SUBCONTRACTORS. The provisions of Article IV of this Agreement shall also apply to any consultants, subcontractors that either party may engage in connection with its obligations under this Agreement.

     4.5 AFFILIATES. The provisions of Article VI shall also apply to any officers, employees, directors or shareholders of any Affiliate that may receive Technical Information or use the Advisory Services.

     4.6 LIABILITY FOR DISCLOSURE. Notwithstanding anything contained in this Agreement to the contrary, neither party shall be liable for a disclosure of Proprietary Information of the other party if the information so disclosed:

           (a) was in the public domain at the time of disclosure without breach of this Agreement;

           (b) was known to and recorded in the records of the receiving party from a source other than the providing party at the time of disclosure by the providing party to the receiving party and can be so demonstrated;

           (c) is disclosed inadvertently despite the exercise of the same degree of care which the receiving party takes to preserve and safeguard its own proprietary confidential information;

           (d) was independently developed by and recorded in the records of the receiving party and is so demonstrated promptly upon receipt of the documentation and technology by the receiving party; or

           (e) was disclosed without restriction to the receiving party by a third party without breach of this Agreement by the receiving party.

V.   REPRESENTATIONS, WARRANTIES AND COVENANTS

     STANDARD and DAKOTA each hereby represents, warrants and covenants to the other as follows:

     5.1 RIGHT, POWER AND AUTHORITY. It has full right, power and authority to enter into this Agreement and there is no impediment which would inhibit its ability to perform the terms and conditions imposed on it by this Agreement.

     5.2 BINDING OBLIGATION. This Agreement has been duly authorized by all necessary corporate and stockholder action and constitutes a valid and binding obligation on it, enforceable in accordance with its terms.

     5.3 CORPORATE GOOD-STANDING. DAKOTA is a company duly organized and validly existing and in good standing under the laws of the State of Florida; STANDARD is a corporation duly organized and validly existing and in good standing under the laws of the State of Delaware; and each is duly qualified and authorized to do business wherever the nature of its activities or properties requires such qualification or authorization.

     5.4 NO GOVERNMENT APPROVALS NEEDED. No registration with or approval of any government agency or commission of any jurisdiction is necessary for the execution, delivery or performance by it of any of the terms of this Agreement, or for the validity and enforceability hereof or with respect to its obligations hereunder, except such registrations and approvals as have been made or obtained, certified copies of which have been delivered to the other party.

     5.5 NO PROVISIONS CONTRAVENED. There is no provision in the company or corporate charter, By-Laws or its equivalent company or corporate governing documents and no provision in any existing mortgage, indenture, contract or agreement binding on it which would be contravened by the execution, delivery or performance by it of this Agreement.

     5.6 NO CONSENT OF THIRD PARTIES NEEDED. No consent of any trustee or holder of any of its indebtedness is or shall be required as a condition to the validity of this Agreement, except such consents as have been obtained, certified copies of which have been delivered to the other party.

     5.7 NO PROCEEDINGS PENDING. There is no action or proceeding pending or in so far as it knows or ought to know threatened against it before any court, administrative agency or other tribunal which might have an adverse effect on its business or condition, financial or otherwise, or its operation of any business.

     5.8 NOT CONTRAVENE ANY LAW. Neither its execution nor its delivery of this Agreement nor its fulfillment of or compliance with the terms and provisions hereof shall contravene any provision of the laws of any jurisdiction, including, without limitation, any statute, rule, regulation, judgment, decree, order, franchise or permit applicable to it.

     5.9 CONTINUED EFFECT OF REPRESENTATIONS AND WARRANTIES. It covenants and agrees that its representations and warranties contained in this Agreement shall remain true in all respects at all times after the Effective Date with the same effect as though such representations and warranties had been made on and as of each such subsequent date.


VI.  TERMINATION AND EXPIRATION

     6.1 TERM OF AGREEMENT. This Agreement shall commence on the Effective Date and shall terminate on the Investment Agreements Closing Date, unless otherwise terminated pursuant to Section 6.3 below. In case of termination, STANDARD shall pay to DAKOTA all Technical Assistance Fees calculated in accordance with this Agreement accrued for, and all reimbursable expenses incurred during, periods up to the effective date of termination.

     6.2 RENEWAL; EXTENSION. STANDARD and DAKOTA intend and hereby agree to negotiate in good faith a new agreement in substantially the same terms and conditions of this Agreement or a renewal or extension hereof, to become effective as of the Investment Agreements Closing Date. The new agreement or extension shall be for a term of at least one year from the Investment Agreements Closing Date.

     6.3 EVENTS OF DEFAULT. Upon the occurrence of any of the following events, this Agreement may be terminated by the other party by giving written notice of termination:

           (a) a material breach or default as to any obligation hereunder by either party and, if remediable, the failure of such party to promptly pursue (within ninety (90) days after receiving written notice thereof from the other party) a reasonable remedy designed to cure (in the reasonable judgment of the other party) such material breach or default;

           (b) a material breach or default as to any obligation hereunder by either party and, if not remediable, the expiration of the thirty (30) day period immediately succeeding the date on which such party receives written notice thereof from the other party; or

           (c) STANDARD's failure to pay any amount to DAKOTA when it becomes due hereunder and, following such failure of payment, STANDARD's failure to pay such amount in full within thirty (30) days after receiving written notice thereof from DAKOTA.


VI.  MISCELLANEOUS

     7.1   ASSIGNMENTS.

           (a) This Agreement and any and all of the rights and obligations of either party hereunder shall not be assigned, delegated, sold, transferred, sublicensed or otherwise disposed of, by operation of law or otherwise, without the prior written consent of the other party; PROVIDED, HOWEVER, that the other party's consent shall not be required with respect to any assignment, delegation, sale, transfer, sublicense or other disposition by a party to another division of such party, to any subsidiary of such party or to any Affiliate of any such division or subsidiary. Any attempted assignment, delegation, sale, transfer, sublicense or other disposition, by operation of law or otherwise, of this Agreement or of any rights or obligations hereunder contrary to this Section 7.1 shall be a material breach of this Agreement by the attempting party, shall be void and shall be of no force or effect.

           (b) This Agreement shall be binding upon, and inure to the benefit of, each party and its respective successors and assigns, to the extent such assignments are in accordance with this Section 7.1.

     7.2 GOVERNING LAW. This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of Florida, United States and shall be interpreted and construed in accordance with normal usage of English in the United States.

     7.3 ARBITRATION. Any disputes between the parties relating to this Agreement and its formation, breach, performance, interpretations and applications shall be submitted to binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association before a panel of three (3) arbitrators (the "Arbitrators"). Any arbitration shall take place in Miami, Florida at the offices of the American Arbitration Association. All awards rendered by the Arbitrators shall be in writing and shall be given within thirty (30) days from the close of the arbitration hearing, all arbitration awards shall be final and binding upon the parties and may be entered in any court of competent jurisdiction.

     7.4 WAIVER. A waiver of any breach or any provision of this Agreement shall not be construed as a continuing waiver of other breaches of the same or other provisions of this Agreement.

     7.5 NO OTHER RELATIONSHIP. For purposes of this Agreement and all Advisory Services and Technical Information to be provided hereunder, DAKOTA shall not be considered a partner, co-venturer, agent, employee or representative of STANDARD, but shall remain in all respects an independent contractor. Neither party shall have any right or authority to make or undertake any promise, warranty, or representation, to execute any contract, or otherwise to assume any obligation or responsibility in the name of or on behalf of the other party, except to the extent specifically authorized herein or in writing by the other party.

     7.6 INDEMNIFICATION. STANDARD will indemnify and hold harmless DAKOTA, its Affiliates and the respective directors, officers, agents and employees of DAKOTA and its Affiliates from and against any claims, actions, proceedings, demands, liabilities, damages, judgments, assessments, losses and costs arising out of or in connection with the services rendered by DAKOTA under this Agreement. STANDARD will not, however, be responsible for any claims, liabilities, losses, damages or expenses that are determined by the Arbitrators to result primarily from DAKOTA's gross negligence or willful malfeasance.

     7.7 LIMITATION OF LIABILITY. DAKOTA shall have no liability for claims, liabilities, losses, damages or expenses except such as are determined by final and non-appealable judgement of a court of competent jurisdiction to result primarily from DAKOTA's gross negligence or willful malfeasance in providing a service hereunder.

     7.8 DIRECT PAYMENT OF EXPENSES; REIMBURSEMENT. STANDARD shall pay directly all travel, accomodation and other similar expenses incurred by DAKOTA in rendering Advisory Services hereunder. Furthermore, STANDARD shall reimburse DAKOTA for all direct costs and expenses (including reasonable allocation of general overhead expenses of DAKOTA) incurred by DAKOTA in rendering Advisory Services hereunder. STANDARD recognizes that DAKOTA will make arrangements with third parties for certain services described in Section 2.1. The foregoing may involve, among other things, various types of insurance, legal, accounting and other matters requiring outside professional services. To the extent that DAKOTA incurs obligations for STANDARD consistent with Section 2.1, STANDARD shall pay to DAKOTA, or to the provider of such services, the actual and identifiable costs of such services and benefits, or, in those cases where actual costs cannot be identified, STANDARD's proportionate share of such services, and the sums necessary to discharge, repay or to otherwise compensate DAKOTA for any obligations incurred by DAKOTA in connection therewith. DAKOTA shall submit to STANDARD a monthly statement of all such sums due in accordance with the provisions of this Section 7.8 and each such statement shall be paid by STANDARD within 30 days after the delivery of such statement to STANDARD. At the request of STANDARD, DAKOTA shall from time to time certify to STANDARD such facts from DAKOTA's records as may be relevant to the determination of the reimbursement amounts.

     7.9 NOTICES. Each notice or arbitral decision required or permitted to be given or sent under this Agreement shall be given by telecopy transmission or by registered or recorded delivery air mail letter to STANDARD at:

           Standard Brands Paint Company
           4300 W. 190th Street
           Torrence, CA 90509-2956

           ATTENTION:  Chief Executive Officer

           Telecopy:  (310) 371-8770

and to DAKOTA at:

           Dakota Services, Inc.
           1200 S. Pine Island Road, Suite 700
           Plantation, FL 33324

           ATTENTION:  Mr. Jose M. Lambert

           Telecopy: (305) 423-6960

Either party may change its address or its telecopy number for purposes of this Agreement by giving the other party written notice of its new address or telecopy number. Any such notice if given or made by registered or recorded delivery air mail letter shall be deemed to have been received on the earlier of the date actually received and the date ten (10) days after the same was posted (and in proving such it shall be sufficient to prove that the envelope containing the same was properly addressed and posted as aforesaid) and if given or made by telecopy transmission shall be deemed to have been received at the time of dispatch, unless such date of deemed receipt is not a Business Day, in which case the date of deemed receipt shall be the next succeeding Business Day.

     7.10 ENTIRE AGREEMENT. This Agreement embodies the entire understanding between the parties relating to the subject matter hereof, whether written or oral, and there are no prior representations, warranties or agreements between the parties not contained in this Agreement.

     7.11 INVALIDITY. If any provision of this Agreement is declared invalid or unenforceable by a court having competent jurisdiction, it is mutually agreed that this Agreement shall endure except for the part declared invalid or unenforceable by order of such court. The parties shall consult and use their best efforts to agree upon a valid and enforceable provision which shall be a reasonable substitute for such invalid or unenforceable provision in light of the intent of this Agreement.

     7.12 AMENDMENTS. Any amendment or modification of any provision of this Agreement must be in writing, dated and signed by both parties hereto.

     7.13 FEES PAYABLE. STANDARD and DAKOTA acknowledge that there are no broker's commission, finder's fee or other amounts payable with regard to this transaction, and STANDARD and DAKOTA agree to indemnify and hold the other harmless from and against all liability, claims, demands, damages or costs of any kind arising from or connected with any broker's or finder's fee, commission or charge claimed to be due any person arising from the indemnitor's conduct with respect to this Agreement and the transactions contemplated herein.

     7.14  FORCE MAJEURE.

     (a) Neither STANDARD nor DAKOTA shall be liable in damages, or shall be subject to termination of this Agreement by the other party, for any delay or default in performing any obligation hereunder if that failure or delay is due to any cause beyond the reasonable control and without default or negligence of that party; PROVIDED that, in order to excuse its delay or default hereunder, a party shall notify the other of such cause, specifying the nature and particulars thereof and the expected duration thereof; and PROVIDED, FURTHER, that within ten (10) Business Days after the termination of such cause, such party shall give notice to the other party specifying the date of termination thereof. All obligations of both parties shall return to being in full force and effect upon the termination of such cause.

     (b) For the purposes of this Section, a "cause beyond the reasonable control" of a party shall include, without limiting the generality of the phrase, any act of God, act of any government or other authority or statutory undertaking, industrial dispute, fire, explosion, accident, power failure, flood, riot or war (declared or undeclared).

     7.15 INTEREST ON OVERDUE AMOUNTS. All moneys due and owing to DAKOTA hereunder but not paid by STANDARD on the due date thereof shall bear interest (in Dollars) at the rate of one per cent (1%) per annum above the then applicable prime rate announced by Chase Manhattan Bank, N.A. for 90-day Dollar loans to prime commercial customers in Miami, Florida. Such interest shall accrue from the date on which such moneys become due and owing until payment thereof.

     7.16 SURVIVAL OF CONTENTS. Notwithstanding anything else in this Agreement to the contrary, the parties agree that Sections 2.1, 2.2, 2.3, 2.4, 2.5, 3.1, 3.2, 3.3, 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 7.6, 7.7, 7.8 and 7.15 shall survive the termination or expiration of this Agreement to the extent required thereby for the full observation and performance by any or all of the parties hereto.

     7.17 HEADINGS. Any headings contained herein are for directory purposes only, do not constitute a part of this Agreement, and shall not be employed in interpreting this Agreement.

     IN WITNESS WHEREOF, the parties hereto have signed this Agreement.

                      DAKOTA SERVICES, INC.


                      By /s/ Jose M. Lambert
                         -------------------------------------------
                         Name:  Jose M. Lambert
                         Title: Financial Administrative Manager


                      STANDARD BRANDS PAINT COMPANY,


                      By /s/ Ronald I. Scharman
                         -------------------------------------------
                         Name: Ronald I. Scharman
                         Title: CEO